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BANRO CORPORATION

Suite 7070, 1 First Canadian Place, 100 King Street West

Toronto, Ontario, M5X 1E3 Canada

FORM OF PROXY SOLICITED BY THE MANAGEMENT OF

BANRO CORPORATION FOR USE AT THE ANNUAL AND SPECIAL

MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 27, 2014

The undersigned shareholder(s) of BANRO CORPORATION (the "Corporation") hereby appoint(s) in respect of all of his or her shares of the Corporation, Donat K. Madilo, Chief Financial Officer of the Corporation, or failing him, Geoffrey G. Farr, Vice President, General Counsel and Corporate Secretary of the Corporation, or in lieu of the foregoing __________________________________ as nominee of the undersigned, with power of substitution, to attend, act and vote for the undersigned at the annual and special meeting (the "Meeting") of shareholders of the Corporation to be held on the 27th day of June, 2014, and any adjournment or adjournments thereof, and direct(s) the nominee to vote the shares of the undersigned in the manner indicated below:

1.	On the election of the following nominees as directors of the Corporation, as described in the Corporation’s management information circular dated May 30, 2014 (the "Circular").

	VOTE FOR	WITHHOLD VOTE
Richard W. Brissenden	☐	☐
John A. Clarke	☐	☐
Maurice J. Colson	☐	☐
Peter N. Cowley	☐	☐
Matthys J. Terblanche	☐	☐
Derrick H. Weyrauch	☐	☐

2.	VOTE FOR ☐ WITHHOLD VOTE ☐ on reappointing Deloitte llp, Chartered Professional Accountants, Chartered Accountants and Licensed Public Accountants, as the auditors of the Corporation, to hold office until the close of the next annual meeting of shareholders of the Corporation at such remuneration as may be approved by the directors of the Corporation.

3.	VOTE FOR ☐ AGAINST ☐ the resolution approving the continuation of the Corporation's shareholder rights plan, as described in the Circular.

This proxy confers discretionary authority in respect of amendments and variations to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting or any adjournment or postponement thereof, whether or not the amendment or other matter that comes before the Meeting is or is not routine and whether or not the amendment or other matter that comes before the Meeting is contested.

The undersigned revokes any proxies previously given to vote the shares of the Corporation covered by this proxy.

DATED the                       day of                                , 2014.

Signature of Shareholder(s)

Print Name
(see notes on the back of this page)

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NOTES:

(1)	The form of proxy must be dated and signed by the appointor or his or her attorney authorized in writing or, if the appointor is a body corporate, the form of proxy must be executed by an officer or attorney thereof duly authorized. If the proxy is not dated, it will be deemed to bear the date of the proxy deadline. The proxy ceases to be valid one year from its date. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy that is acceptable to the Chairman of the Meeting.

(2)	This proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered.

(3)	Where a choice with respect to any matter to be acted upon at the Meeting has been specified in the form of proxy, the shares represented by the form of proxy will be voted or withheld from voting in accordance with the specifications so made. The shares represented by the form of proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for.

(4)	A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THE FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION C/O TMX EQUITY TRANSFER SERVICES, SUITE 300, 200 UNIVERSITY AVENUE, TORONTO, ONTARIO, M5H 4H1, CANADA, OR THE CORPORATION’S PROXY SOLICITATION AGENT KINGSDALE SHAREHOLDER SERVICES, 130 KING STREET WEST, SUITE 2950, P.O. BOX 361, TORONTO, ONTARIO, M5X 1E2, CANADA AT ANY TIME PRIOR TO 4:00 P.M. (TORONTO TIME) ON THE 25TH DAY OF JUNE, 2014, OR TO THE CHAIRMAN OF THE MEETING ON THE DAY OF THE MEETING OR ANY ADJOURNMENT THEREOF PRIOR TO THE TIME FOR VOTING.

(5)	IN THE ABSENCE OF INSTRUCTIONS TO THE CONTRARY, THE PERSONS NAMED IN THE PROXY WILL VOTE FOR EACH OF THE MATTERS IDENTIFIED IN THE PROXY.

(6)	If your address as shown is incorrect, please give your correct address when returning the proxy

For questions or assistance
please contact Kingsdale Shareholder Services
North American Toll Free Phone:
1-866-851-3214
Email: contactus@kingsdaleshareholder.com
Outside North America: 1-416-867-2272
YOUR VOTE IS VERY IMPORTANT – VOTE YOUR BLUE PROXY TODAY